Exhibit 99.2

February 1, 2007

FORUM NATIONAL INVESTMENTS LTD.

180A – 13040 No 2 Road

Richmond, British Columbia, Canada V7E 2G1

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD MARCH 5, 2007

An Annual and Extraordinary General Meeting (the “Meeting”) of the shareholders of Forum National Investments Ltd. (the “Company”) a corporation organized under the laws of Ontario, Canada will be held at 9:00 A.M. (PST) on Monday, March 5th, 2007, 180A – 13040 No 2 Road, Richmond, British Columbia, Canada, for the following purposes:

1.	To receive and consider the Consolidated Financial Statements and the Audit Findings Report of the Company for the year ended December 31;

2.

Approve a special resolution to alter the Company’s authorized and outstanding share capital by splitting the Common Shares of the Company on a ratio of up to Five (5) new shares of common stock in the Company for each one (1) common share held;

3.

Approve a special resolution authorizing the directors to authorize and issue an amount of Class A non-dilutive Preferred Stock (the “Class A Preferred Shares”). The Class A Preferred Shares will convert into such number of common shares of the company as would be equal to, after conversion, 50% of the number of fully diluted common shares of the Company; and approve authorizing the directors to authorize and issue an amount of Class B Preferred Stock (the “Class B Preferred Shares”). The terms and conditions are to be determined by the Board at or around the time that the Preferred Shares are to be issued;

4.	To elect the Board of Directors;

5.	To appoint auditors for the ensuing year and to authorize the Board of Directors to fix the remuneration to be paid; and

6.	To transact such other business as may lawfully come before the Meeting or any adjournment(s) thereof.

The Board of Directors is not aware of any other business to come before the Meeting. The Board of Directors did not declare a record date for the Meeting. By virtue of the Boards inaction, the record date is the day preceding the date of the notice of the Meeting is given to shareholders. Therefore the close of business on January 31, 2007, which is the day preceding this Notice, is the record date for determination of the shareholders entitled to vote at the Meeting and any adjournments thereof.

You may complete and sign the enclosed proxy and return it promptly in the enclosed envelope. The proxy will not be used if you attend the Meeting and vote in person.

EACH SHAREHOLDER WETHER OR NOT HE OR SHE PLANS TO ATTEND THE MEETING, IS REQUESTED TO COMPLETE, SIGN, DATE AND PROMPTLY RETURN THE ENCLOSED PROXY CARD. ANY PROXY GIVEN BY THE SHAREHOLDER MAY BE REVOKED BY FILING WITH THE SECRETARY OF THE COMPANY A WRITTEN REVOCATION OR A DULY EXECUTED PROXY BEARING A LATER DATE. ANY SHAREHOLDER PRESENT AT THTE MEETING MAY REVOKE HIS OR HER PROXY AND VOTE IN PERSON ON EACH MATTER BROUGHT BEFORE THE MEETING. HOWEVER, IF YOU ARE A SHAREHOLDER WHOSE SHARES ARE NOT REGISTERED IN YOUR OWN NAME, YOU WILL NEED ADDITIONAL DOCUMENTATION FROM YOUR RECORD HOLDER TO VOTE IN PERSON AT THE MEETING.

         BY ORDER OF THE BOARD OF DIRECTORS

_________________

         Director

        DATED at Richmond, British Columbia, on 1st day of February 2007.